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                                                                    EXHIBIT 99.1
                                 HOLLINGER INC.

         Toronto, Canada, September 28, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced that Robert J. Metcalfe and Allan Wakefield have been appointed as directors of Hollinger.

         Mr. Metcalfe is the Executive Vice-President and General Counsel of Spotnik Mobile Inc., the largest Canadian high-speed wireless internet company, which is a subsidiary of Telus Corporation, and is counsel to the law firm of Metcalfe, Blainey & Burns, LLP. Mr. Metcalfe brings to Hollinger many years of corporate governance and business experience having been a senior partner at the law firm of Lang Michener for 20 years, specializing in corporate commercial law as well as major Canadian real estate transactions, followed by 7 years as President and CEO of Armadale Properties Limited as well as General Counsel and a director to the Sifton family Armadale Group of Companies.

         Mr. Wakefield has held a number of senior executive positions, including with Inxight Software Inc., Kestrel Solutions Inc., Spar Aerospace Limited, Indal Limited and Alcan Aluminum Limited. He holds an MBA degree from Harvard University. Mr. Wakefield currently operates a consulting firm specializing in financial and operations advice for start-up companies.

         Following the appointments of Messrs. Metcalfe and Wakefield, one-half of the members of the board of directors of Hollinger constitute "independent directors" in accordance with applicable corporate law and stock exchange requirements. Neither of Mr. Metcalfe nor Mr. Wakefield has any interest or any business or other relationship with any of the non-independent directors of Hollinger.

         After the appointment of the two additional independent directors to the Hollinger board, creating an equal balance between independent directors and directors affiliated with Hollinger's controlling shareholder, the board voted unanimously to dissolve the Litigation Committee. The board also delegated to a committee comprising the five independent directors of the Hollinger board (the Independent Committee) all matters in connection with related party transactions, if any, or conflicts, if any, with respect to litigation to which Hollinger is a party.

         Hollinger's board of directors has been advised by its Chairman, Lord Black, that, if it would facilitate the restoration of Hollinger's rights as a shareholder of Hollinger International Inc., he and Hollinger's controlling shareholder, The Ravelston Corporation Limited ("Ravelston"), would establish a voting trust with respect to all shares of Hollinger owned, directly and indirectly, by Ravelston and personally by Lord Black. Once implemented, the right to vote the shares transferred to the voting trust would be exercised only by persons who are not involved in the significant current litigation and a majority of whom would be independent of Lord Black and Ravelston. Lord Black further advised that the proposed voting trust would then remain in effect until all significant litigation involving him is resolved.

         Hollinger has been served with an application to the Ontario Superior Court of Justice commenced by Catalyst Fund General Partner I Inc., a Hollinger shareholder, seeking, among


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other things, an order removing all non-independent directors of Hollinger
(including Lord Black) and an injunction restraining any non-arm's length transactions involving Hollinger without notice to and approval of the Court. Hollinger management will strenuously oppose the application and consider it has no merit. The Independent Committee will be reviewing the matter in the coming days and will respond accordingly.

         On June 25, 2005, Madame Justice Pepall of the Ontario Superior Court of Justice granted Hollinger an interim order (the "Original Order") extending the time for calling Hollinger's 2004 annual shareholders' meeting to a date not later than September 30, 2004. The postponement was sought because until such time as the annual audited financial statements of Hollinger for the year ended December 31, 2003 are complete, Hollinger is unable to satisfy the Canadian law requirement that such financial statements be placed before the shareholders at the annual shareholders' meeting. As Hollinger's 2003 annual financial statements are still not complete, Hollinger has sought an interim order extending the time for calling Hollinger's 2004 annual shareholders' meeting beyond the deadline of September 30, 2004 set out in the Original Order. The Court granted an interim order extending the time for calling Hollinger's 2004 annual shareholders' meeting to a date not later than January 30, 2005. The Court further ordered that Hollinger report to the Court on October 12, 2004 on audit and timing issues that may affect the inspection of Hollinger that has been ordered by the Court pursuant to section 229 of the Canada Business Corporations Act. Hollinger intends to hold its 2004 annual shareholders' meeting as soon as practicable after its fiscal 2003 audited financial statements are completed and available for mailing to shareholders.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com